EXHIBIT 99.1

National Football League and Enthusiast Gaming Launch Season 2 of NFL Tuesday Night Gaming Premiering September 12

Top content creators including SypherPK, NickEh30, Swagg and Fuslie join NFL players Jamaal Williams, Fred Warner and more for popular video gaming series

NFL and Enthusiast Gaming present a special edition episode in Atlanta as rapper Quavo hosts Play Day event on September 5

NEW YORK and LOS ANGELES, Aug. 30, 2023 (GLOBE NEWSWIRE) -- Today, the National Football League (NFL) and Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX) announced the second season of the popular video gaming series, NFL Tuesday Night Gaming (NFL TNG), premiering Sept. 12, 2023 on NFL TNG’s Twitch, YouTube and X channels. The weekly live show will launch with a special Play Day episode hosted by Grammy-Award-nominated rapper Quavo Sept. 5, live from Mercedes-Benz Stadium, home of the Atlanta Falcons.

“Coming off the success of our inaugural season of NFL Tuesday Night Gaming, we are excited to bring the series back for another season jam-packed with more entertaining gaming content and competition,” said Ed Kiang, VP of Video Gaming at the NFL. “The NFL is doubling down on innovative gaming experiences, and with Season 2 we will uniquely engage with fans at the intersection of football, gaming and community through our helmets-off approach to showcasing NFL players alongside leading gaming talent.”

The second season of NFL TNG will feature NFL players and Legends teaming up with top gaming creators to go head-to-head across popular video game titles from a variety of genres. By bringing together icons in sports, content creation, and competitive gaming, NFL Tuesday Night Gaming continues to bridge fan communities and create a unified viewing experience that meets young audiences where they are.

“NFL Tuesday Night Gaming is the perfect example of creating a space where the passion for gaming, sports and entertainment can thrive, and we expect to expand on the success of season one to create an unrivaled brand experience for the NFL, and a weekly event for fans,” said Nick Brien, CEO at Enthusiast Gaming. “Our partnership with the NFL adds an exciting dimension to what we do, merging the worlds of gaming and football to create an unparalleled platform for fans to connect and enjoy the thrill of competition and their favorite streamers and athletes together. The innovative event also provides an excellent medium for large brands to engage hard-to-reach consumers.”

NFL TNG Play Day Launch Event Hosted by Quavo
To celebrate the start of the new season, and in the spirit of youthful, throw-back fun, NFL Tuesday Night Gaming will premiere a special “field day” competition hosted by Quavo. NFL Tuesday Night Gaming Play Day will feature four teams stacked with celebrity talent from entertainment, music, gaming and the NFL with roster spots for names such as Desi Banks, Todd Gurley, MMG, J.I.D, and Rob49. Hosted at Mercedes-Benz Stadium in Atlanta, the teams will compete across seven outdoor games including NFL FLAG, egg tosses and tug-of-war. To celebrate NFL TNG’s inaugural stream on Twitch, those who tune in and participate in chat will be able to interact with the event in real-time, deciding who from each team will compete, and which games they will play, as well as unlocking hidden challenges such as tying one team’s hand behind their back during the tug-of-war. The special episode will premiere on Sept. 5 from 1-4 p.m. EST.

Season 2 New Format and Top Talent
Also new this season is the team format captained by top streamers and content creators. Each captain has selected their teams made up of their favorite creators and friends with an aim to increase fan engagement and loyalty throughout the season. Each week, four teams will go head-to-head in a rotating two-game series with episodes culminating in a 1v1 Madden NFL Showmatch, a couch co-op style match where MMG, one of the biggest Madden streamers in the world, will challenge a variety of NFL talent throughout the season.

The lineup of top streamers and content creators from a variety of gaming and streaming verticals includes TypicalGamer, NickEh30, QTCinderella, Symfuhny, and Sykkuno who are joined by current and past NFL players Jamaal Williams, Amon-Ra St. Brown, Fred Warner, DeSean Jackson, Chris Jonhson and more. Throughout the season, fans can expect special guest appearances and cameos as well as additional programming including a pre-show stream hosted by popular gaming and sports streamers Esfand and Will Neff on Esfand’s Twitch channel, Mondays at 7 p.m. EST.

Season 2 will feature themed episodes and bespoke content that coincide with NFL community initiatives including Latino Heritage Month, the NFL’s Crucial Catch, a partnership with the American Cancer Society (ACS) focused on combating cancer through early screenings and reducing risk factors, and the NFL’s Salute to Service, the league’s year-round effort to honor, empower and connect with the nation’s service members, veterans and their families.

Additionally, four students from Historically Black Colleges and Universities (HBCUs) have been awarded three-week internships on the series. Their experience includes virtual learning sessions with NFL TNG broadcast and production talent and culminates with an on-air appearance live from WePlay Studios in Los Angeles, CA, home of NFL Tuesday Night Gaming.

Fans can stream the 26-episode season live every Tuesday at 7 p.m. EST during the NFL regular season on NFL TNG’s Twitch, YouTube and X channels with highlights and exclusive behind-the-scenes footage on TikTok and Instagram.

PR Contacts
Enthusiast Gaming PR – enthusiastgaming@thestorymob.com
NFL – liana.bailey@nfl.com

Investor Contacts
Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

About Enthusiast Gaming
Enthusiast Gaming is a leading gaming media and entertainment company, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information
This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s strategic plans and anticipated product expansions, and details pertaining to the dissemination and composition of the NFL TNG programming.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.